 United States

Securities and Exchange Commission

Washington, DC 20549

Schedule 13D

(Rule 13D-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(A) and

Amendments Thereto Filed Pursuant To § 240.13d-2(A)

Under the Securities Exchange Act of 1934

(Amendment No. )

INFINITE GROUP, INC.
(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

456910306

(CUSIP Number)

Richard Popper

c/o INFINITE GROUP, INC.

175 SULLY’S TRAIL, STE 202

Pittsford, NY 14534

Tel: 585-385-0610

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box . ☐

CUSIP No. 456910306	Schedule 13D	Page 1 of 4

1	NAME OF REPORTING PERSON Richard Popper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,787,455
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,787,455
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,787,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 456910306	Schedule 13D	Page 2 of 4

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), of Infinite Group, Inc., a Delaware corporation with its principal offices at 175 Sully’s Trail, Suite 202, Pittsford, NY 14534 (the “Company”).

Item 2. Identity and Background.

This Schedule 13D is filed by Richard Popper (the “Reporting Person”).  The Reporting Person is the Vice President of Business Development of the Company. The principal business address of the Reporting Person is 175 Sully’s Trail, Suite 202, Pittsford, NY 14534.  The Reporting Person is a citizen of the United States.

The Reporting Person has not during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

On January 2, 2017, the Company issued the Reporting Person an option to purchase 150,000 shares of Common Stock at an exercise price of $0.045 per share on the terms and subject to the conditions set forth in a stock option agreement between the Company and the Reporting Person (the “2017 Option”). The 2017 Option vested on January 2, 2017 and had a term of 5 years from the date of issuance. On June 7, 2021, the Reporting Person exercised the 2017 Option in full purchasing an aggregate of 150,000 shares of Common Stock at $0.045 per share for an aggregate purchase price of $6,750 using personal funds.

On September 3, 2019, the Company issued the Reporting Person an option to purchase 50,000 shares of Common Stock at an exercise price of $0.03 per share on the terms and subject to the conditions set forth in a stock option agreement between the Company and the Reporting Person (the “2019 Option”). The 2019 Option vested on September 3, 2019 and had a term of 5 years from the date of issuance. On June 7, 2021, the Reporting Person exercised the 2019 Option in full purchasing an aggregate of 50,000 shares of Common Stock at $0.03 per share for an aggregate purchase price of $1,500 using personal funds.

On July 13, 2020, the Company issued the Reporting Person an option to purchase 50,000 shares of Common Stock at an exercise price of $0.12 per share on the terms and subject to the conditions set forth in a stock option agreement between the Company and the Reporting Person (the “2020 Option”). The 2020 Option vested immediately and has a term of five years from the date of issuance.

On January 4, 2021, the Company issued the Reporting Person an option to purchase 25,000 shares of Common Stock at an exercise price of $0.09 per share on the terms and subject to the conditions set forth in a stock option agreement between the Company and the Reporting Person (the “2021 Option” and together with the 2020 Option, the “Options). The 2021 Option vested immediately and has a term of five years from the date of issuance.

On November 2, 2021, the Company entered into a subscription agreement with the Reporting Person. Pursuant to the subscription agreement, the Reporting Person agreed to purchase an aggregate amount of 1,000,000 shares of the Common Stock at $0.10 per share, in exchange for the conversion and cancellation of an aggregate of $100,000 principal amount of a loan transaction between the Company and Reporting Person (which was to fund the Company’s working capital requirements).

Except as set forth above, beneficial ownership (as such term is defined under Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of the 1,787,455 shares of Common Stock beneficially owned by the Reporting Person was acquired pursuant to purchases with personal funds in transactions with the Company.

CUSIP No. 456910306	Schedule 13D	Page 3 of 4

Item 4. Purpose of the Transaction.

The securities reported on herein are held for the purpose of investment.

Except as otherwise described herein, the Reporting Person has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

a)

The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person is 1,787,455 shares, of which 1,712,455 are issued and outstanding and 75,000 are issuable under the terms of the Options. The 1,787,455 shares beneficially owned by the Reporting Person represents approximately 5.5% of the total shares of Common Stock outstanding as of the date hereof.

b)	The Reporting Person has the sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, all the shares of Common Stock reported on herein.

c)	Except as disclosed in Item 3 above, the Reporting Person has not effected any transaction in the shares of Common Stock during the last 60 days.

d)	None.

e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

 Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person, with respect to the securities of the Company.

Item 7. Material to be filed as Exhibits.

Exhibit No.	Description

None.

CUSIP No. 456910306	Schedule 13D	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2022	By:	/s/ Richard Popper
Richard Popper